EXHIBIT 14.1

Code of Ethics for CEO and Senior Financial Officers	Effective Date: April 15, 2025 Approved by: Board of Directors

Lakeland Industries, Inc. (“Lakeland”) has a Global Code of Business Conduct (the “Code”) applicable to all directors, officers and employees of Lakeland. The CEO and all senior financial officers, including the CFO and principal accounting officer and controller, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code, the CEO and senior financial officers are subject to the following additional specific policies:

1. The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports and other documents required to be filed by Lakeland with the Securities and Exchange Commission (the “SEC”) and in other public communications Lakeland makes. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Audit Committee of the Board of Directors (the “Board”) any material information of which he or she may become aware that affects the disclosures made by Lakeland in its public filings and other public communications.

2. The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee of the Board any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect Lakeland’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Lakeland’s financial reporting, disclosures or internal controls.

3. The CEO and each senior financial officer shall promptly bring to the attention of the CEO and the Audit Committee of the Board any information he or she may have concerning any violation of the Code or these additional policies, including any actual or apparent conflicts of interest between personal and professional relationships involving any officers or other employees who have a significant role in Lakeland’s financial reporting, disclosures or internal controls.

4. The CEO and each senior financial officer shall promptly bring to the attention of the CEO and the Audit Committee of the Board any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to Lakeland and the operation of its business, by Lakeland or any agent thereof.

5. The Board shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code or these additional policies by the CEO or any of Lakeland’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code and these additional policies. These actions shall include written notices to the officer involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the officer involved, suspension with or without pay or benefits, or termination of the individual’s employment (as determined by the Board). In determining what action is appropriate in a particular case, the Board or a designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or a repeated occurrence, whether the violation appears to have been intentional or inadvertent, whether the officer in question had been advised prior to the violation as to the proper course of action, and whether the officer in question had committed other violations in the past.